NO ACT

DC
PE
11-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08023938

Received SEC

JAN 3 1 2008

Washington, DC 20549

January 31, 2008

Charles F. Hildebrand
Associate General Counsel & Assistant Secretary
United Technologies Corporation
United Technologies Building
Hartford, CT 06101

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2008

Re: United Technologies Corporation
Incoming letter dated November 28, 2007

Dear Mr. Hildebrand:

This is in response to your letters dated November 28, 2007 and January 15, 2008 concerning the shareholder proposal submitted to United Technologies by the AFL-CIO Reserve Fund. We also have received letters from the proponent dated December 17, 2007 and January 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

United Technologies Corporation
United Technologies Building
Hartford, Connecticut 06101
(860) 728-7000

United Technologies

VIA COURIER

November 28, 2007

RECEIVED
2007 NOV 29 AM 11:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: United Technologies Corporation
Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

This letter is submitted on behalf of United Technologies Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). On October 4, 2007, the Company received a letter dated October 2, 2007 (a copy of which is attached hereto as Exhibit A) from the AFL-CIO Reserve Fund (the "Proponent") requesting that the Company include a shareowner proposal (the "Proposal") in the Company's 2008 proxy statement.

The Proposal asks that the Board of Directors "adopt principles for health care reform based upon principles reported by the Institute of Medicine: 1. Health care coverage should be universal. 2. Health care coverage should be continuous. 3. Health care coverage should be affordable to individuals and families. 4. The health insurance strategy should be affordable and sustainable for society. 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable."

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2008 annual meeting of shareowners pursuant to Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(6) and under the Exchange Act. Pursuant to Rule 14a-8(j)(2) under the Exchange Act, enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about February 22, 2008, and the annual meeting of shareowners of the Company is scheduled to occur on or about April 9, 2008. It would be appreciated if the Staff's response to this request could be provided by February 14, 2008, which is the date by which the Company will need to finalize its Proxy Materials in order to meet its current timetable for filing and distribution of the materials.

Discussion

I. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the company's ordinary business operations. The subject matter of the Proposal appears to involve the Company's health care coverage policies for its employees.

The Staff has long recognized that proposals concerning health and other welfare benefits for a corporation's employees relate to its ordinary business operations, and has consistently allowed omission under Rule 14a-8(i)(7) of such proposals. See, e.g., General Motors Corporation (March 9, 2007) (excluding proposal seeking report on implications of rising health care expenses and company's response to issue); Target Corporation; (February 27, 2007) (same) ("Target, 2007") 3M Company (February 20, 2007) ("3M, 2007") (same); Kohl's Corporation (January 8, 2007) (same); SBC Communications Inc. (January 9, 2004) (excluding proposal requesting that unmarried sexual partners of employees be excluded from health care plans); International Business Machines Corporation (January 21, 2002) ("IBM", 2002) (excluding proposal requiring provision of information about health costs and supporting the establishment of a national health insurance system); International Business Machines Corporation (January 15, 1999) (excluding proposal seeking change in scope of employee health care coverage).

The intent of Rule 14a-8(i)(7) is to conform to "the policy of most state corporate laws," which is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder's meeting." SEC Release 34-40018 (May 21, 1998). The Commission has found that "[t]he policy underlying the ordinary business exclusion rests on two central considerations." The first is whether the proposal involves tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." Id. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. This "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies." Id.

Although Rule 14a-8(i)(7) permits the exclusion from proxy materials of proposals that relate to a company's "ordinary business," the Staff has permitted inclusion of certain proposals that it determined involved a "significant social policy." In this regard, we respectfully submit that since the 1990s, the Staff has consistently disagreed with shareowners who have sought to characterize proposals on health care reform as relating to something other than ordinary business. "In all of those earlier cases advocating or otherwise promoting national health care coverage or similar insurance, the staff uniformly concurred with corporations that proposals on this subject could be omitted from their proxy materials under the ordinary business exclusion." (Target, 2007, citing International Business Machines Corporation

(January 13, 2005). For example, in PepsiCo, Inc. (March 7, 1991) (PepsiCo., 1991"), the Staff concluded that a proposal calling for the establishment of a board committee to evaluate "the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" could be excluded as pertaining to ordinary business. Notably, despite the purported policy orientation of the proposal considered in PepsiCo, 1991, the Staff found no significant social policy issue that would override the ordinary business exclusion. See also 3M, 2007 ("the mere assertion that a proposal involving employee health care benefits touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant, i.e., its employee benefit plans which are matters dealing with ordinary business operations").

In addition, we note that if the Proposal's focus is not the Company's health care policies but rather the Company's position with respect to the United States' health care regime (which possibility is discussed in Part II below), the Staff has in a number of no-action letters concurred that a proposal is excludable under Rule 14a-8(i)(7) where it seeks to involve a company in the political or legislative process. See, e.g., General Motors Corp. (April 7, 2006) (excluding proposal requesting that the company petition the U.S. government for improved corporate average fuel economy standards); IBM, 2002. In this regard, we note the language in the Proposal's supporting statement to the effect that "in our opinion, health care reform also is a central issue in the presidential campaign of 2008", "the cost of health care has put a tremendous weight on the U.S. economy" and that "the current situation is not sustainable in a global, competitive workplace".

II. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) or Rule 14a-8(i)(6) because it is vague and indefinite.

Under Rule 14a-8-(i)(3), a company may properly exclude a proposal if the proposal or the supporting statement contains materially false or misleading statements in violation of the Commission's proxy rules, including Rule 14a-9. The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because 'neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). See also Bank of America Corporation (February 12, 2007) (excluding proposal seeking to reduce company's investments until certain conditions regarding the State of Israel were satisfied); The Procter & Gamble Company (October 25, 2002) (excluding proposal seeking creation of witness protection fund for shareowners of public companies); International Business Machines Corporation (February 2, 2005) (excluding proposal seeking to reduce executive compensation that the company asserted was subject to multiple interpretations); and Philadelphia Electric Company (July 30, 1992) (excluding proposal seeking creation of a shareowner committee because it was so vague and indefinite that neither the shareowners nor the company would be able to determine "exactly what actions or measures the proposal requires). In like fashion, the Staff has permitted the exclusion of vague and indefinite shareowner proposals under Rule 14a-8(i)(6), which permits exclusion of proposals that a company lacks the power to implement. The Staff has acknowledged that a company lacks the power to implement a proposal where the "proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." International Business Machines Corporation (January 14, 1992).

Similar to the above-cited proposals, the Proposal is vague and indefinite because it is unclear, based on the language of the Proposal and the supporting statement, what the Proponent is requesting. What does it mean for the Company's Board of Directors to "adopt principles"? Is the Proponent requesting that the board adopt the listed principles in writing, in a fashion akin to the adoption of a corporate policy statement? Alternatively, is the Proponent requesting that the Company implement the listed principles and offer health care coverage benefits meeting all the features of the listed principles? If so, to which employees? Only those in the United States? How should the Company construe undefined terms contained in the listed principles, such as "universal", "continuous", "affordable to individuals and families", "affordable and sustainable for society" and "high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable?" Alternatively, is the Proponent requesting that the Company involve itself in the political or legislative process by making a normative statement with respect to the United States' health care system? With respect to health care globally?

The supporting statement amplifies the foregoing ambiguities. The statement that "principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained" implies that the focus of the Proposal is "public confidence in the Company's commitment to health care coverage"; presumably the Company's commitment to health care coverage for its employees, possibly its employees on a worldwide basis. Other portions of the supporting statement suggest that the Proposal has a different focus. For example, the statement that "many national organizations have made health care reform a priority...the American Cancer Society redirected its entire $15 million advertising budget 'to the consequences of inadequate health coverage' in the United States" and the statement that "47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company" suggest that the Proposal's intent is for the Company to promote health care reform on a national scale. The previously referenced statement about the 2008 presidential campaign suggests that the Proposal seeks that the Company involve itself in the political process.

Given these myriad ambiguities and the fact that the Proposal's key terminology is neither defined nor explained in a manner that would allow shareowners to understand how the Proposal would operate, it is uncertain what actions shareowners voting for the Proposal would expect the Company to take, and in what manner the Company should implement the Proposal if adopted. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3) and Rule 14a-8-(i)(6).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal is excludable under Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2008 Proxy Materials.

We would appreciate the Staff notifying us in the event that the Proponent contacts the Staff with respect to the Proposal as the Proponent is not obligated to do so. If you have any questions regarding this request or require additional information, please contact the undersigned at telephone 860-728-7836 or fax 860-660-0245.

Very truly yours,

Charles F. Hildebrand
Associate General Counsel & Assistant Secretary

cc: Daniel F. Pedrotty, Director, Office of Investment,
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C 20006
Tel. (202) 637-5379
Fax. (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 2, 2007

By UPS Next Day Air

Ms. Debra A. Valentine, Vice President, Secretary
and Associate General Counsel
United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06103

Dear Ms. Valentine:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of United Technologies Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 600 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal

RESOLVED: Shareholders of United Technologies Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 17, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: United Technologies Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of United Technologies Corporation ("United Technologies" or the "Company"), by letter dated November 28, 2007, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's Proposal to United Technologies urges:

> the board of directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

United Technologies argues that the Proposal is excludable because it:

- "relates to the Company's ordinary business operations." [Rule 14a-8(i)(7)];
- "is vague and indefinite." [Rules 14a-8(i)(3) and 14a-8(i)(6)].

Citing SEC Release 34-40018 (May 21, 1998), the Company would have the Commission believe that the Proposal "involves tasks 'so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight.'" Nothing could be further from the truth. Contrary to the Company's assertions, the Proposal in no way seeks "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

This Proposal and the supporting statement present a significant social policy issue. The Commission has determined that such issues "transcend the day-to-day business matters" of a company. (Exchange Act Release No. 40018, May 21, 1998). *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007). The Proposal focuses the Company on "the public's health," rather than on "an internal assessment of the liabilities that the company faces as a result of its operations that may adversely affect...the public's health." (Staff Legal Bulletin No. 14C (CF), June 28, 2005). The Proposal is a proper matter for shareholder consideration. Indeed, in 2008, IBM, a leading company that in the past successfully sought to exclude shareholder proposals calling for reports on health care costs and reform, has decided not to do so with a proposal that is virtually identical to the Proposal before United Technologies. Instead, IBM has written to the Proponent and adopted the principles for health reform that are contained in the Proposal.[1]

II The Proposal is not excludable under Rule 14a-8(i)(7) as an ordinary business matter because it focuses on significant social policy issues that transcend the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before United Technologies is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health.

---

[1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached).

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by the *The Wall Street Journal*/ NBC News, the Kaiser Foundation and *The New York Times* all document its significance. In the latest *Wall Street Journal*/NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues...That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[2]

Many businesses now cite health care costs as their biggest economic challenge. Indeed, United Technologies is a member of the Business Roundtable, whose president, John Castellani, has called health care reform a top priority for business and Congressional action."[3] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health director, called on Congress to enact health care reform.[4] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[5] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[6] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[7]

Underscoring the significance of health care reform as a major social policy issue in 2007, the American Cancer Society has taken the unprecedented step of redirecting its entire $15

---

[2] *The Wall Street Journal*, December 4, 2007, p. A1.

[3] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[4] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[5] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf (Accessed December 4, 2007).

[6] *The Wall Street Journal*, November 13, 2007, p. B4.

[7] *The New York Times*, February 7, 2007.

million advertising budget "to the consequences of inadequate health care coverage" in the United States.[8]

B. The proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of internal risk assessment.

Proponent's Proposal urges the Company to adopt a statement of principles for health care reform. It neither asks for a report on this significant social policy issue, nor does it require any assessment of internal matters of risk affecting the Company. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

United Technologies narrowly characterizes the Proposal here as one concerned with "health care coverage policies for its employees." But the plain language of the proposal and the supporting statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans and repeatedly speaks in terms of businesses in the U.S. and the global economy. It cites research from one of the nation's leading health economists, Dr. Kenneth Thorpe, that shows companies pay as much as $1,160 in surcharges for each insured employee to cover the costs of medical care delivered to the 47 million Americans who are uninsured.[9] The supporting statement also describes Dr. Thorpe's finding that universal health insurance coverage would save employers presently providing health insurance an estimated $595-$848 billion in the first 10 years of implementation.[10]

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the Proposal here focuses on the Company in the U.S. and the global economy and health care as a significant social policy issue.

---

[8] *The New York Times*, August 31, 2007.
[9] Kenneth Thope, Ph.D., cited in "Paying A Premium: The Added Cost of Care for the Uninsured," (Families USA, Washington, DC: June 2005), p.4.
[10] Kenneth Thorpe, Ph.D., "Impacts of Health Reform: Projections of Costs and Savings," (National Coalition on Health Care, Washington, DC: 2005), p.14.

C. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponent's proposal calls for an entirely different measure: the adoption of principles for health reform—on a matter of significant social policy.

The Company repeatedly cites cases involving IBM in support of its request to exclude the Proposal. Proponents did, in fact, submit an identical proposal to IBM for inclusion in the company's 2008 proxy. Unlike United technologies, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with the Proponent. IBM and the Proponent reached an agreement on the text of a letter that IBM will send to the Proponent, describing its principles for health care reform.[11] Proponent will provide this letter to the Company and the Commission as soon as it is received.

In *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce," could not be excluded as ordinary business under rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation*, 2007 SEC No-Act. LEXIS 325 (March 9, 2007), involved what GM described as "a significant expense for General Motors, and managing health care costs for GM employees and retirees and their dependents is a key factor in GM's business operations." *Id. Target Corporation*, 2007 SEC No-Act. LEXIS 290 (February 27, 2007), also involved reporting on health care costs, a matter the company dealt with in the ordinary course of business. *3M Company,* 2007 SEC No-Act. LEXIS (February 20, 2007), and *Kohl's Corporation,* 2007 SEC No-Act. LEXIS 5 (January 8, 2007) both involved the same proposal, calling for a report on health care costs at each company. Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *3M Company* and *Target Corporation* would have required each company to conduct internal risk assessments.

SBC Communications Inc., 2004 SEC No-Act. LEXIS 13 (January 9, 2004), contrary to the Company's assertion, bears no relation at all to the Proponent's Proposal. The SBC proposal involved a request that unmarried sexual partners of employees be excluded from the company's health care plans—a matter clearly centered on the ordinary business operations of SBC.

[11] Final Draft Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.

Proponent's request is an entirely different matter, asking the Company to focus on a significant social policy issue. While the Company, of course, maintains its own health benefits plans, Proponent's Proposal in no way seeks to micro-manage those plans or request data concerning their operation.

International Business Machines Corporation, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), also cited by the Company, involved a proposal that called upon IBM to "share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees" and commence a lobbying campaign for national health insurance. Proponent's Proposal contains nothing that would require sharing health benefits costs information with shareholders. Nor is there any request to the Company to commence a lobbying campaign for national health insurance. Instead, the Proposal asks the Company to adopt a statement of principles for health care reform. While the Proposal does state Proponent's opinion that health care reform is a significant issue in the presidential campaign of 2008, it merely requests the board to adopt principles for health are reform. It contains no request for other action. It is entirely up to the Company's board of directors and management to take any actions they may deem necessary on health care reform or, for that matter, on any other matter relating to its internal operations with respect to health care benefits.

The Company cites *International Business Machines Corporation* (January 15, 1999) "(excluding proposal seeking change in scope of employee health care coverage)" as additional support for its request to exclude the Proponent's Proposal. The proposal before IBM, unlike the Proposal before the Company, involved a request to prohibit "IBM from extending medical benefits to friends of IBM employees or retirees." The Proponent in no way seeks to request the Company to adjust its health benefit plans. The plain language of the Proposal calls for the adoption of principles for health care reform, not an employee benefit plan adjustment.

Summing up its argument, the Company cites a conclusion originally asserted by IBM, *International Business Machines Corporation,* 2005 SEC No-Act. LEXIS 60 (January 13, 2005), that the Staff has "uniformly concurred with corporations on this subject [to exclude proposals] "advocating or otherwise promoting national health care coverage or similar insurance." The Company's reliance upon *International Business Machines* is misplaced. Not only is it abundantly clear that health care reform in 2007 is a significant social policy issue, but IBM's characterization of the Staff's position in 2005 was made in the context of a proposal that would have had, inter alia, the IBM board of directors produce a detailed report on company health care costs in the United States and in every country in which it did business. In addition, the IBM board would have had to examine "'universal health care through the public sector' as an alternative to our [IBM's] existing 'company-paid social insurance system.'" The Proposal before United Technologies, unlike the proposal before IBM, neither focuses on the Company's internal health benefits plans, nor on its operations around the world. Instead, it asks the board of directors to adopt principles to address the significant social policy issue of health care reform.

III. The Company has failed to demonstrate that the Proposal is so inherently vague and indefinite as to be misleading.

The Proposal urges the board of directors to adopt principles for health care reform based upon the principles reported by the Institute of Medicine (IOM). It then spells out the IOM's principles, which are stated clearly and concisely. The IOM report, Insuring America's Health: Principles and Recommendations (2004), is cited in the Supporting Statement, together with a brief description of the IOM as an institution established by the Congress as a part of the National Academy of Sciences. The plain language of the Proposal makes it clear what is being requested of the board of directors: they are free to choose to adopt the language of the IOM's principles, or they can adopt a variation based upon those principles. Equally important, the Proposal does not attempt to micro-manage the board of directors or management. Once the principles for health care reform are adopted by the board of directors, the Proposal requests no other action.

The Company, however, in support of its claim that the Proposal is vague and indefinite, cites Commission decisions in cases that have nothing to do with the adoption of principles on a significant social policy issue. *Bank of America Corporation*, 2007 SEC No-Act. LEXIS 177 (February 12, 2007), involved a proposal to annually reduce investments by 5 percent, "until such time as certain conditions regarding the State of Israel are satisfied." The Proposal before the Company sets forth no vague conditions and uses no uncertain terms. It asks the Company to adopt principles for health care reform based upon the clearly stated principles articulated by the Institute of Medicine.

United Technologies also cites Commission decisions on No-Action Letters in *The Proctor and Gamble Company*, SEC No-Action Letter, 202 SEC No-Act. LEXIS 768 (October 25, 2002), *Philadelphia Electric Company*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992), and *International Business Machines Corporation*, 2005 SEC No-Act. LEXIS 139 (February 2, 2005), in support of its argument that the Proposal may be excluded because it is so inherently vague and indefinite as to be misleading, with the result that neither the shareholders nor the Company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented. A review of these decisions, however, reveals they are not even remotely on point:

> *The Procter and Gamble Company* excluded a shareholder proposal calling for the establishment of a fund to provide legal assistance, witness protection and other unspecified assistance to "victims of retaliation, intimidation and troubles because they are stockholders/ shareholders..."
>
> *Philadelphia Electric Company* excluded a proposal calling for "the election of a committee of small shareholders who will consider and present to the Company's board

of directors a plan…'that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees.'"

International Business Machines Corporation excluded a shareholder proposal calling for "the officers and directors responsible" for IBM's reduced dividend payment to have "their pay reduced to the level prevailing in 1993" when the change occurred.

More relevant are Commission decisions on shareholder proposals requesting the adoption of human rights principles and standards: *McDonald's Corporation*, Id., *Peabody Energy Corporation*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 316 (March 8, 2006), and *E.I. du Pont de Nemours and Company*, 2004 SEC No-Act. LEXIS 262 (February 11, 2004). In each case, the Staff denied requests to exclude the proposals under Rule 14a-8(i)(3). Each of these decisions involved the adoption of company principles or standards for human rights. As in the instant case, they presented a clear request for board action on a significant social policy issue and they presented principles or standards upon which the companies might base their actions. Each company had the requisite power and competence to determine the proper implementation of the principles. So, too, does United Technologies.

The Company poses a series of questions, asking, for example, "What does it mean for the Board of Directors to adopt principles?" Proponents submit that the answer is clear: the Company is being asked to adopt principles on a significant social policy issue in order to, as the Proposal states, maintain "public confidence in our Company's commitment to health care coverage."

The Company asks whether the listed principles should be adopted in writing. Or whether the principles should be implemented by the Company to offer health coverage benefits meeting all features of the listed principles. And in which regions of the world? These questions answer themselves: The principles should be adopted in writing. Otherwise, no one would ever know whether they had ever been adopted. As to their implementation, the Proposal merely states that the Company's board should adopt the principles for health care reform. The mere act of adopting the principles for health care reform will, as the Proposal states, maintain public confidence in the Company's commitment to health care coverage. Just as in the adoption of standards and principles for human rights, it is for the Board and management to determine how the principles should be implemented, not the shareholders of United Technologies.

IV. Conclusion

United Technologies has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at United Technologies. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

The Proposal, like others reviewed by the Staff that have dealt with significant social policy issues, such as health care and human and labor rights, is clear. It may not be excluded under Rules 14a-8(i)(3) and 14a-8(j).

United Technologies has the requisite competence, power and authority to implement the Proposal. Staff decisions on similar proposals dealing with the adoption of principles for human rights have denied requests to exclude under Rules 14a-8(i)(6) and 14a-8(j).

Consequently, since United Technologies has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before United Technologies shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Attachment

Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,

Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

United Technologies Corporation
United Technologies Building
Hartford, CT 06101
(860) 728-7000

United Technologies

VIA OVERNIGHT MAIL

January 15, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: United Technologies Corporation
Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

We refer to the letter dated December 17, 2007 submitted by the AFL-CIO Reserve Fund (the "Proponent") in response to the no-action request of United Technologies Corporation, a Delaware corporation (the "Company") dated November 28, 2007, regarding the Proponent's shareholder proposal requesting that the Company's Board of Directors "adopt principles for health care reform based upon principles reported by the Institute of Medicine" (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission to deny the Company's no-action request.

The Proponent contends that the Proposal is excludable neither under Rule 14a-8(i)(7) as an ordinary business matter nor under Rules 14a-8(i)(3) or 14a-8(i)(6) because it is vague or indefinite. We wish to respond to the Proponent's letter.

I. Excludability of the Proposal pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Proponent's letter asserts that the Proposal presents a "significant social policy," requiring the Company only "to focus externally on health care reform as a significant social policy issue", and that the Proposal "neither focuses on the Company's internal health benefits plans, nor on its operations around the world." With these statements, we believe the Proponent makes clear that the Proposal seeks to have the Company take a public position on a particular form of health care coverage, *i.e.*, universal health care based on the principles reported by the Institute of Medicine. There can be no other purpose for seeking Board adoption of these principles. Certainly the Proponents are not asking the Board to privately adopt these principles without some form of public notice; the Proponent's letter states that "the principles should be adopted in writing. Otherwise no one would ever know whether they had ever been adopted". The Proponents clearly seek to have the Board take a position and communicate that position externally in order to support advocacy of a particular form of health care. It is noteworthy that the Proponent's letter prominently cites and attaches a letter of support for health care reform obtained from IBM. The Proponent's letter also notes that "[o]ther leading business organizations have recently announced their support for health care reform."

In addition, in order to take the position urged by the Proponent in support of health care reform while fulfilling their duties as directors, the Company's Board of Directors would have to receive information, assess the impact of such principles on the Company and its shareholders, and consider how and whether to participate in public debate concerning health care reform. The Proponents seek nothing more than to influence the Board to reach a particular decision on the question of whether to participate in the political and legislative process, and what position to take in the political or legislative process.[1] The Proposal urges the Board to take this position without allowing for the possibility that the directors, in the exercise of their fiduciary duties, might conclude that a different approach to health care or lobbying would better serve the interests of the Company and its shareholders. In sum, the Proponents seek to have shareholders urge the Board to publicly advocate a particular form of health care coverage, to bolster support for the adoption of health care reform in the political and legislative process.

The Staff has in a number of no-action letters concurred that a proposal is excludable under Rule 14a-8(i)(7) as pertaining to a matter of ordinary business where it seeks to involve a company in the political or legislative process. See, *e.g.*, Chrysler Corp. (February 10, 1992) (excluding proposal requesting that the company actively support and lobby for universal health coverage because the proposal was "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations"). See also no-action letters cited in the Company's no-action request: General Motors Corp. (April 7, 2006) (excluding proposal requesting that the company petition the U.S. government for improved corporate average fuel economy standards); International Business Machines Corporation (January 21, 2002) (excluding proposal requiring provision of information about health costs and supporting the establishment of a national health insurance system).

Notwithstanding the Proponent's assertions that the Proposal requires the Company only to focus externally on health care as a social policy issue, we respectfully submit that by asserting in its December 17 letter that the Proposal is similar to proposals calling upon companies to adopt a code of conduct dealing with human rights – in the Proponent's own words, "statements of principles that guide a company in dealing with the significant social policy" – the Proposal also seeks to foster modifications to the Company's employee benefit programs.

As noted in the Company's no-action request, the Staff has for many years disagreed with shareholder proponents who have sought to characterize proposals on health care reform as relating to something other than ordinary business, and has allowed omission under Rule 14a-8(i)(7) of such proposals. While a number of the applicable no-action letters cited in the Company's no-action request involved IBM, those precedents remain valid notwithstanding that IBM may have recently changed its policy course, as the Proponent notes at length.

---

[1] We note in particular the language in the Proponent's letter to the effect that "in the latest Wall Street Journal/NBC News poll, for example, 52 percent of Americans say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues...That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."

The Proponent cites Ford Motor Company (March 1, 2007) as standing for the proposition that proposals regarding health care coverage that do not involve reporting on internal risks posed to ordinary business are not excludable under Rule 14a-8(i)(7). The Proponent attempts to distinguish four other decisions by the Staff granting no-action relief as involving proposals requiring internal risk assessments. In fact, while Ford's no-action request perhaps made slightly different arguments in seeking no-action relief, the four other no-action requests all involved shareholder proposals and supporting statements that were *verbatim* identical to the proposal and supporting statement at issue in the Ford no-action letter. The Staff granted no-action relief in General Motors Corporation (March 9, 2007) (excluding proposal seeking report on implications of rising health care expenses and company's response to issue); Target Corporation; (February 27, 2007) (same) 3M Company (February 20, 2007) (same); and Kohl's Corporation (January 8, 2007) (same). Accordingly, the Proponent's contention that the Ford no-action letter "in no way involved reporting on the internal risks posed to Ford's ordinary business", while the health care reports called for by other no-action letters "would have required each company to conduct internal risk assessments" is demonstrably false.

The Company respectfully submits that the Proposal can be excluded pursuant to Rule 14a-8(i)(7) since it seeks to impinge on the Company's ordinary business in both of the manners discussed above: by seeking to involve the Company in the political or legislative process and by seeking modifications to the Company's employee benefit programs.

II. Excludability of the Proposal pursuant to Rule 14a-8(i)(3) or Rule 14a-(i)(6) because it is vague and indefinite

As a threshold matter, the Proponent would have the Staff refrain from relying on its own well-settled precedents with respect to vague and indefinite shareholder proposals simply because the cited cases "have nothing to do with the adoption of principles on a significant social policy issue." We respectfully submit that the vagueness and indefiniteness of a shareholder proposal is not dependent upon its particular subject matter. In any event, the Staff has excluded as vague and indefinite shareholder proposals purporting to relate to significant social policy issues. See, *e.g.*, H.J. Heinz Company (May 25, 2001) (excluding proposal requesting that company implement a human rights standard program).

As for the substance of the Proposal, it remains unclear to the Company what the Proponent is requesting notwithstanding the Proponent's letter, which appears to attempt to include clarifications in an effort to avoid no-action relief (*e.g.*, "The principles should be adopted in writing. Otherwise, no one would ever know whether they had ever been adopted").

Based on the Proponent's letter, it now does appear clear (to the Company, disregarding for the moment how shareholders could be expected to read the Proposal) that the Proponent wishes the Company to adopt a written statement of principles based in some fashion on five principles reported by the Institute of Medicine. However, in considering whether to implement written principles it is surely necessary to consider the language of the prescribed principles themselves, and it is here that further confusion arises.

The Proponent's contention that the Proposal "uses no uncertain terms" is completely unfounded. Each of the five principles is a normative statement containing vague terminology. While the principles may sound beneficial in the abstract, directors and shareholders faced with the need to understand the cost and implications of adopting these principles will have no information as to the meaning of undefined terms such as "universal", "continuous", "affordable to individuals and families", "affordable and sustainable for society" and "high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable." If health care coverage "should" have certain characteristics, on what timetable? By what means? Where in the world? The Company has offices in some 62 countries and does business in approximately 180 countries. Should these principles apply in all of these countries? If so, should standards differ by country? Should these principles apply to all of the Company's employees? To society generally? The list of such unanswered and, in many cases, unanswerable questions goes on and on.

In sum, the Proposal's key terminology is neither defined nor explained in a manner that would allow shareholders to understand the content of the prescribed principles or that would meaningfully guide the Company's Board of Directors in adopting intelligible principles. Furthermore, for the reasons described above, it is uncertain what actions shareholders voting for the Proposal would expect the Company to take.

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal is excludable under Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2008 Proxy Materials.

We would appreciate the Staff notifying us in the event that the Proponent again contacts the Staff with respect to the Proposal as the Proponent is not obligated to do so. If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (860) 728-7836 or fax (860) 660-0245.

Very truly yours,

Charles F. Hildebrand
Associate General Counsel & Assistant Secretary

cc: Daniel F. Pedrotty, Director, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006
Tel. (202) 637-5379
Fax. (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: United Technologies Corporation's January 15, 2008 Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to a second letter to the Commission from United Technologies Corporation ("United Technologies" or the "Company"), dated January 15, 2008, claiming that the Company may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to United Technologies urges:

the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

United Technologies argues that the Proposal is excludable because it:

- "relates to the Company's ordinary business operations." [Rule 14a-8(i)(7)];
- "is vague and indefinite." [Rules 14a-8(i)(3) and 14a-8(i)(6)].

The Company now maintains that the Proposal is "nothing more than an [attempt] to influence the Board to reach a particular position on the question of whether to participate in the political and legislative process, and what position to take in the political or legislative process." United Technologies cites the same *Wall Street Journal*/NBC News Poll of December 4, 2007, that Proponent referenced in its December 17, 2007, letter to the Commission, opposing the Company's request to exclude the Proposal from its proxy. Instead of disputing the fact that health care reform is a significant social policy issue, the Company now argues that this fact is conclusive evidence that the Proposal seeks to involve the Company in the political or legislative process. Yet, there is nothing in the Proposal or the Supporting Statement to support this claim. The Proposal merely urges the Company to adopt principles for health care reform to protect shareholder value and maintain "public confidence in our Company's commitment to health care coverage." It is entirely up the Company's directors and management, not shareholders, to determine whether or not the Company should become involved in the political or legislative process.

That course of conduct—adopting principles for health care reform—is exactly the course of conduct undertaken by IBM and Bristol-Meyers Squibb, which each received identical proposals for their 2008 proxies from Proponent.[1]

II. The Proposal urges the Board to adopt principles on a significant social policy issue, not to engage the Company in the political and legislative process.

The Company would have the Commission believe that the Proposal requires United Technologies to engage in "the political or legislative process" on "a matter of ordinary business." The Company is wrong on both counts. First, as Proponent has demonstrated in its letter to the Commission of December 17, 2007, the Proposal urges the Board of Directors to adopt principles on a significant social policy issue, health care reform. The evidence continues to mount that health care reform is a significant social policy issue.[2] Indeed, Bristol-Meyers Squibb, which initially sought the Commission's approval to exclude a nearly identical proposal

---

[1] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; [1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached).

[2] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points. Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

on ordinary business grounds, has withdrawn its request and has adopted principles for health care reform. IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with Proponent that resulted in a statement of principles for health care reform.

Second, the Proposal in no way urges the Company to involve itself in the political or legislative process. Instead, it merely urges the Board of Directors to adopt principles on this significant social policy issue, just as IBM and Bristol-Meyers Squibb have now done. The Company, however, citing *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992), mischaracterizes the Proposal as one calling for the Company to participate in the legislative or political process. But in *Chrysler*, the proposal specifically called for lobbying.[3] Proponent makes no such request.

The Company also cites *General Motors Corporation,* 2006 SEC No-Act. LEXIS 426 (April 7, 2006), in which the proposal before GM called upon the company to "petition the US Government and Congress," among other activities to amend the federal auto fleet emissions standards then in effect. The Proposal before United Technologies makes no such request.

The Company also cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in which the proposal called upon IBM to report on:

> the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less, join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits.

The Proposal makes no request for a report or data regarding United Technologies' health benefits operations, nor does it call upon the Company to join with any other company or organization to support a "national health insurance system." Instead, like other significant social policy proposals on human rights, it calls upon the Company to adopt principles on a significant social policy issue. *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007); *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004).

The Company notes that *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007), involved a proposal that was no different than proposals before *General Motors Corporation*, 2007 SEC No-Act. LEXIS 325 (March 9, 2007), *Target Corporation,* 2007 SEC No-Act. LEXIS 290 (February 27, 2007), *3M Company,* 2007 SEC No-Act. LEXIS (February

[3] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

20, 2007), and *Kohl's Corporation*, 2007 SEC No-Act. LEXIS 5 (January 8, 2007). While that may be true, *Ford Motor Company* presented no evidence that the report requested by the proposal involved either an internal risk assessment or ordinary business matters, nor did it claim the company would become involved in political or legislative activity. Most important, the Proposal before United Technologies neither calls for a report on health care costs at the Company, nor does it go to matters of internal risk assessment. Proponent merely urges the Company to adopt principles on a significant social policy issue, just as proponents did on human and labor rights social policy issues in *McDonald's* Corporation, Id. and *Costco Wholesale* Corporation, Id.

III. The Proposal is clear and unambiguous, and United Technologies has failed to demonstrate that the Proposal is so inherently vague and indefinite as to be misleading.

The Company cites *H.J. Heinz Company*, 2001 SEC No-Act. LEXIS 587 (May 25, 2001), in support of its claim that the Proposal is "vague and indefinite." The proposal before Heinz called for full implementation of the Council on Economic Priorities' Social Accountability Standard 5A8000, a complicated process that would have applied to the entire operations of the company. The Proposal before United Technologies is more akin to the human rights proposals that presented in *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004). Those proposals called for the adoption of a company-wide code of conduct based upon the International Labor Organization Standards. There was no attempt to require a specific standard as in *H.J. Heinz Company*, or a complicated implementation process involving the company's ordinary business operations. The terms of the ILO Standard in *McDonald's*, as the terms of the Institute of Medicine's Principles for Health Care Reform, were merely cited as a point of reference for the company to design its own code or principles. IBM, for example, sent a letter to Proponent on principles for health care reform, while Bristol-Meyers Squibb posted a statement of principles for health care reform on its website.

Peabody Energy Corporation, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 316 (March 8, 2006), and *E.I. du Pont de Nemours and Company*, 2004 SEC No-Act. LEXIS 262 (February 11, 2004), also involved adoption of company-wide human rights and labor standards that were based upon the ILO Standards. The Staff found neither proposal vague or indefinite.

The Institute of Medicine's Principles are well defined and well regarded. Indeed, the Institute of Medicine itself was established by the Congress to articulate and define the significant social policy issue of health care reform. It has done so and, as in the case of the ILO Standards before *McDonald's*, United Technologies has a well-established set of principles upon which to base its own principles for health care reform.

The Company cites several words from the Institute of Medicine's Principles as examples of words that it claims are undefined or vague. "Universal," "continuous," "affordable" are among them. Each of these words has a plain meaning in the context of principles. IBM and Bristol-Meyers Squibb have each adopted the plain meaning of these words for their own principles for health care reform and, Proponent submits, so can United Technologies.

IV. Conclusion

United Technologies has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is not excludable under Rule 148-8(i)(7).

The Proposal is clear and it carefully defines its terms, relying upon the well-established Principles for Health Care Reform adopted by the Institute of Medicine. The Proposal may not be excluded under Rule 14a-8(i)(3) and Rule 14a8(i)(6).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Enclosures

cc: Charles F. Hildebrand, Associate General Counsel & Assistant Secretary

RECEIVED

DEC 21 2007

IBM

Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,

Randy

Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: United Technologies Corporation
Incoming letter dated November 28, 2007

The proposal urges the board of directors to adopt principles for health care reform based upon principles specified in the proposal.

We are unable to concur in your view that United Technologies may exclude the proposal under rules 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that United Technologies may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that United Technologies may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that United Technologies may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END